September 10, 2024
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Lauren Hamill

Re:	Akebia Therapeutics, Inc.
Registration Statement on Form S-3
Filed September 3, 2024
File No. 333-281903
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akebia Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-281903), so that it may become effective at 4:30 p.m., Eastern time, on September 12, 2024, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.
Very truly yours,

By:	/s/ John P. Butler
John P. Butler
President and Chief Executive Officer